UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2022

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Transaction in Own Shares dated 28 October 2022, prepared by WPP plc.

WPP plc
ISIN: JE00B8KF9B49
28 October 2022

WPP plc (the "Company")
Transaction in Own Shares

The Company announces that on 27 October 2022 it had purchased a total of 800,000 of its ordinary shares of £0.10 each (the "ordinary shares") on the London Stock Exchange, Chi-X Europe, BATS Europe, and Turquoise, through the Company's broker Citigroup Global Markets Limited as detailed below. The repurchased shares will be cancelled.

	London Stock Exchange	BATS Europe	Chi-X Europe	Turquoise
Number of ordinary shares purchased	660,000	0	140,000	0
Highest price paid (per ordinary share)	760.2000p	N/A	759.6000p	N/A
Lowest price paid (per ordinary share)	749.8000p	N/A	750.0000p	N/A
Volume weighted average price paid (per ordinary share)	755.0200p	N/A	754.9600p	N/A

The purchases form part of the Company's share buyback programme announced on 8 September 2022.

Following settlement of the above purchases and cancellation of the purchased ordinary shares, the Company's total number of ordinary shares in issue shall be 1,153,893,595 ordinary shares.

Following the above purchases, the Company holds 70,489,953 ordinary shares in treasury, which do not carry voting rights, therefore total voting rights are 1,083,403,642 ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), the detailed breakdown of individual trades made by Citigroup Global Markets Limited on behalf of the Company as part of the share buyback programme is set out below.

http://www.rns-pdf.londonstockexchange.com/rns/4135E_1-2022-10-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Issuer Name	WPP plc
LEI	549300LSGBXPYHXGDT93
ISIN	JE00B8KF9B49
Intermediary Name	Citigroup Global Markets Limited
Intermediary Code	SBILGB2L
Timezone	GMT
Currency	GBp
LEI number of WPP plc: 549300LSGBXPYHXGDT93

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 28 October 2022	By: ______________________
Balbir Kelly-Bisla
Company Secretary